BlackRock Enhanced Capital and Income Fund, Inc.

FILE #811-21506

ATTACHMENT 77O

TRADE DATE	DESCRIPTION OF SECURITY	ISSUE SIZE	AMOUNT PURCHASED	LIST OF UNDERWRITERS
5/12/2008	American International Group	171,052,631	24,700

Citigroup Global Markets Inc., J.P. Morgan Securities Inc., Credit Suisse Securities (USA) LLC, Deutsche Bank Securities Inc., Lehman Brothers Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Wachovia Capital Markets, LLC, Dowling & Partners Securities, LLC, Fox-Pitt Kelton Cochran Caronia Waller (USA) LLC, Keefe, Bruyette & Woods, Inc., The Williams Capital Group, L.P., Loop Capital Markets, LLC, Muriel Siebert & Co., Inc., Toussaint Capital Partners, LLC, Utendahl Capital Group, LLC

10/7/2008	BANK OF AMERICA CORP.	455,000,000	82,800	Banc of America Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated
10/8/2008	METLIFE INC.	75,000,000	22,600	Credit Suisse Securities (USA) LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, UBS Securities LLC